Exhibit C

The Board of Trustees of Forward Funds approved the following authorizations on March 7, 2007.

APPROVAL OF FIDELITY BOND POLICY

WHEREAS:	The Board of Trustees (the “Board”) of Forward Funds (the “Trust”) has given due consideration to all factors deemed relevant by the Board, including, but not limited to, the value of the aggregate assets of the series of the Trust (the “Funds”) to which any officer or employee may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of the securities and other assets of the funds, the number of other parties named as insured, the nature of the business activities of each of the parties, the amount of coverage under the Joint Fidelity Bond, the amount of the premium, and the extent to which the share of the premium allocated to the Trust is less than the premium that the Trust would have had to pay if it had provided and maintained a single insured bond; and

WHEREAS:	The Board has determined the amount of coverage under the joint fidelity bond issued by ICI Mutual Insurance Company (the “Joint Fidelity Bond”) and the amount of coverage under the joint Directors and Officers/Errors and Omissions Policy issued by ICI Mutual Insurance Company (“Joint D&O/E&O Policy”) to be adequate and reasonable; and

WHEREAS:	The Board has determined that the Trust’s participation in the Joint Fidelity Bond is fair and reasonable and is in the best interests of the Trust; and

WHEREAS:	The Board has determined that the Trust’s participation in the Joint D&O/E&O Policy written by ICI Mutual Insurance Company with a $10,000,000 limit of coverage, as discussed at this meeting, is in the best interests of the Trust; and

WHEREAS:	The Joint D&O/E&O Policy is a joint policy and as such must be approved in accordance with the requirements of Rule 17d-1 under the 1940 Act; now therefore be it

RESOLVED:	That the Joint Fidelity Bond, for the one-year period beginning March 23, 2007, with the coverages and premiums as described at the meeting be, and hereby is, ratified and approved on behalf of the Trust; and

RESOLVED:	That the portion of the Joint Fidelity Bond premium allocated to the Trust is fair and reasonable to the Trust and that it be, and hereby is, approved; and

RESOLVED:	That the Treasurer and Secretary of the Trust be, and each of them hereby is, designated as an officer responsible for making the necessary filings and giving the notices with respect to such Bond required by paragraph (g) of Rule 17g-1 under the Investment Company Act of 1940 (the 1940 Act”); and

RESOLVED:	That the Joint D&O/E&O Policy, for the one-year period beginning March 23, 2007, with the coverages and premiums as described at this meeting be, and hereby is, ratified and approved on behalf of the Trust, subject to Board approval of the allocation of the premium for the Joint D&O/E&O Policy; and

RESOLVED:	That the appropriate officers of the Trust be, and each of them hereby is, authorized and empowered to take all actions as they or any of them in his or her discretion, with the advice of counsel, may deem necessary or appropriate to carry out the intents and purposes of the foregoing resolutions.